NO ACT

PE
2-5-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011698

Received SEC

MAR 3 1 2010

Washington, DC 20549

March 31, 2010

Kim M. Rivera
Vice President, General Counsel and Corporate Secretary
DaVita Inc.
601 Hawaii St.
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-31-10

Re: DaVita Inc.
Incoming letter dated February 5, 2010

Dear Ms. Rivera:

This is in response to your letter dated February 5, 2010 concerning the shareholder proposal submitted to DaVita by James McRitchie. We also have received a letter on the proponent's behalf dated February 11, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DaVita Inc.
Incoming letter dated February 5, 2010

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding to the extent permitted by law.

We are unable to concur in your view that DaVita may exclude the proposal under rule 14a-8(i)(3). Based on the arguments presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that DaVita may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 James McRitchie's Rule 14a-8 Proposal
DaVita Inc. (DVA)
Written Consent Topic

Ladies and Gentlemen:

This responds to the February 5, 2010 request to block this rule 14a-8 proposal.

The basis of the company argument is that if words were added to the proposal – in instances, where words are added, the meaning of the proposal changes. The problem with this argument is that the company must address the proposal as it was submitted – not as the proposal might be implicitly modified by the company. The following are examples of the first and second rewording of the proposal by the company (1b and 2b below). The words the company implicitly added are in brackets. Items 1a and 2a show the text of the proposal as it was originally submitted.

As submitted:
1a. RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

As implicitly modified by the company:
1b. RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders [a limited right] to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law. [Stockholders would be prohibited from taking action by written consent on matters that could be adopted by a lesser vote such as a majority of the votes cast at a stockholder meeting.]

As submitted:
2a. RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

As implicitly modified by the company:
2b. RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law. [In addition to this revise all stockholder voting standards to increase the vote required to a majority of our shares outstand on all

stockholder actions.]

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Jeffrey L. Miller <Jeffrey.Miller@DaVita.com>

[DVA: Rule 14a-8 Proposal, December 22, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said our company still has red flags in its executive pay practices that warrant concern. For example, named executive officers were eligible for annual *discretionary* cash bonuses. Our CEO Kent Thiry was given $7.7 million in option grants in 2008. The large size of his option award raised concerns over the link between executive pay and company performance since small increases in our company's share price can result in large financial gains.

These option grants came on top of $7 million of value Mr. Thiry realized on the exercise of stock options in 2008. Our company paid Mr. Thiry $350,000 for private jet trips in 2008 and over $1.1 million since 2006.

Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience. Four of our directors received 11% to 18% in our against-votes (including our Lead Director, Peter Grauer), which may warrant further investigation. Charles Berg and Paul Diaz were inside-related directors – independence concern. Our nomination committee was arguable not a committee because almost all directors were members.

We had no shareholder right to vote on our poison pill with a 15% trigger, executive pay, call a special shareholder meeting, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally



601 Hawaii St.
El Segundo, CA 90245
Tel: 800-310-4872 | Fax: 310-536-2675
www.davita.com

February 5, 2010

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: DaVita Inc.—Shareholder Proposal submitted by James McRitchie.

Ladies and Gentlemen:

This letter is submitted by DaVita Inc., a Delaware corporation ("DaVita" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of DaVita's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie (the "Proponent") and received by DaVita on December 22, 2009. The Proposal, as well as related correspondence with the Proponent and his representative, is attached hereto as Exhibit A. DaVita requests confirmation that the Staff (the "Staff") of the Division of Corporation Finance will not recommend that enforcement action be taken if DaVita excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The resolution of the Proposal states as follows:

"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law."

DaVita intends to file definitive proxy materials on or about April 28, 2010 for its 2010 Annual Meeting, which is scheduled to be held June 7, 2010. This letter is being submitted via email as contemplated by Staff Legal Bulletin No. 14D (Nov. 7, 2008). A copy of this letter and its exhibits has been sent to the Proponent and John Chevedden, the Proponent's designated representative.

Discussion

Pursuant to Rule 14a-8(i)(3), a company may exclude a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that proposals may be excluded under Rule 14a-8(i)(3) if "... neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . . ." The Staff has recognized that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

In this case, the Proposal can be interpreted in several different ways, each of which would require a different response if the Proposal were to be approved and the Company's Board of Directors were to determine to implement the Proposal. The Proposal may be interpreted to request that the Company's stockholders be allowed to act by written consent only on those matters that require a vote of a "majority of our shares outstanding" under the Company's existing governance documents and applicable law. The Proposal could also be interpreted as requesting that that the Company's stockholders be permitted to act by the "majority of our shares outstanding" vote standard for all actions stockholders may take generally, whether at a meeting or by written consent. Finally, the Proposal could be interpreted to request that the "majority of our shares outstanding" vote standard apply only when stockholders act by written consent, regardless of the vote required to take the same action at a meeting.

The actions required to implement the Proposal, assuming its approval and a decision by the Company's Board of Directors to do so, would vary significantly depending upon which of the three foregoing interpretations applied.

Under the first interpretation of the Proposal, the "steps ... necessary" to permit action by written consent would require amending the Article IV.G. of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation")[1] and Article II, Section 14 of the Company's Amended and Restated Bylaws (the "Bylaws"),[2] in each case to change the prohibition on acting by written consent so that stockholders may act by written consent only on

1 Article IV.G provides that "No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied."

2 Article II, Section 14 provides, "No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied."

specific matters, i.e., those actions that, if taken at a meeting, would require the approval of a majority of the shares outstanding.[3] However, stockholders would be prohibited from taking action by written consent on matters that could be adopted by a lesser vote (such as a majority of the votes cast) at a stockholder meeting.[4]

If the second interpretation were to apply, the "steps" required to implement the Proposal would be far more complicated and the consequences would be far more profound. Both the Certificate of Incorporation and the Bylaws of the Company would need to be further amended to allow stockholders to act by written consent, and the Bylaws of the Company would need to be amended to modify all stockholder voting standards to increase the vote required to a "majority of our shares outstanding" standard on all stockholder actions. The Company's Bylaws currently contain several standards that require a lesser vote for stockholder action. For example, Article IV, Section 3 provides that directors are elected by a majority of the votes cast rather than a majority of shares outstanding.[5] In a contested election, directors are elected by a plurality of the shares represented at the meeting and entitled to vote for directors. In addition, Article III, Section 8 of the Bylaws provides that all elections and questions presented to the stockholders, other than the election of directors, are decided by the affirmative vote of the holders of a majority in voting power of the capital stock of the Company present and entitled to vote on the matter, unless otherwise required by law.[6] As should be apparent, these voting standards differ widely and the differences among them will take on even greater significance as a result of the New York Stock Exchange's recent amendments to its Rule 452, which governs

---

[3] These actions would include charter amendments and mergers, which require the approval of a majority of the shares outstanding under Delaware law. *See* 8 *Del. C.* §§ 242(b)(1) and 251(c).

[4] As explained in the next paragraph of this letter, these actions include director elections and the transaction of other business for which a vote is not specified under applicable law.

[5] Article IV, Section 3 provides, in pertinent part, "Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors; provided that if the number of nominees for director exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted 'for' a director must exceed 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes to withhold authority and exclude abstentions with respect to that director's election. If directors are to be elected by a plurality, stockholders shall be permitted to withhold votes from a nominee but shall not be permitted to vote against a nominee."

[6] Article III, Section 8 provides, "All elections and questions presented to the stockholders at a meeting at which a quorum is present, other than the election of directors, shall, unless otherwise provided by law, these Bylaws or the Certificate of Incorporation, or the rules and regulations of any stock exchange applicable to the Corporation, or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of capital stock of the Corporation which are present in person or by proxy and entitled to vote thereon."

voting by brokers in director elections and other matters. Under Rule 452, a broker which has solicited voting instructions from the beneficial owner of securities, but which has not received such instructions, is prohibited from voting such "uninstructed shares" in a wide variety of matters coming before stockholders. Where the vote of a majority of the outstanding shares is required, these "broker non-votes," which can represent a significant portion of a company's outstanding stock, are effectively equivalent to votes against a matter. In contrast, under the Company's present provisions governing elections of directors and other actions for which a vote is not specified by law, broker non-votes have no effect on the outcome of the vote on those matters. Notwithstanding the importance of the issues at stake, it is not at all clear from the Proposal whether the Proponent is requesting that the Company's existing voting requirements be altered. To wit, the supporting statement mentions only the distinction between action by written consent and action at a meeting.

Implementation of the third interpretation of the Proposal would require yet another response. Both the Certificate of Incorporation and Bylaws of the Company would need to be amended to remove the prohibition on stockholders acting by written consent and, consistent with Section 228 of the Delaware General Corporation Law (the "DGCL"), would provide that such action would require the consent of a majority of the shares outstanding.[7] If this interpretation were to be implemented, actions by written consent would require a majority of shares outstanding, while actions taken at stockholder meetings would have the voting requirements currently set forth in the Bylaws. The Proponent has not explained that varying vote standards would be applicable depending on the method of stockholder action, thus casting doubt on whether the third interpretation is the intended interpretation.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its shareowners might interpret the proposal differently. *See International Business Machines Corporation* (January 26, 2009) and *Raytheon Company* (March 28, 2008) (proposal relating to the call of a special meeting by stockholders excluded as vague and indefinite when subject to multiple interpretations); *Ford Motor Co.* (Feb. 27, 2008) (concurring with the exclusion of a proposal regarding reports on fuel economy that was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to a request for corporate fuel efficiency goals); *Prudential Financial Inc.* (Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite).

Moreover, the Staff previously has concurred that a proposal may be excluded under Rule 14a-8(i)(3) when it requires significant actions on the part of the company that are not disclosed

---

[7] Under Section 228 of the DGCL, action may be taken by written consent only if the action is approved by the same number of shares that would have been required to adopt the action if all stockholders were present at a meeting to approve that action. Accordingly, Section 228 would require that such actions as director elections be approved by a majority of the shares outstanding if the action were taken by written consent, even though directors could be elected by a lesser vote at a stockholder meeting.

in the proposal. For example, in *Duke Energy Corp.* (Feb. 8, 2002), a shareholder proposal requested that Duke Energy adopt a policy to transition to a nominating committee composed entirely of independent directors. In concurring that Duke Energy could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, the Staff stated, "In this regard, we note that the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." As was the case with *Duke*, the Proposal prevents the Company's shareholders from understanding what they are being asked to consider by failing to make meaningful disclosure about the manner and burden of implementation. *See also ConAgra Foods, Inc.* (July 1, 2004) (permitting exclusion of a shareholder proposal requesting preparation of sustainability reports, on the basis that the proposal was vague and indefinite under Rule 14a-8(i)(3) where the company argued that the proposal "does not inform shareholders of what the company would be required to do if the proposal were approved"); *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a shareholder proposal that requested full implementation of SA8000 Social Accountability Standards, but did not clearly set forth the obligations that would be imposed on the company); *TJX Companies, Inc.* (March 14, 2001) (same); *Revlon, Inc.* (March 13, 2001) (same); *Kohl's Corporation* (March 13, 2001) (same); *McDonald's Corporation* (March 13, 2001) (same).

Conclusion

As a result of the vagueness of the Proposal and its susceptibility to alternative interpretations, neither the Company's stockholders nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. As a result of the multiple possible interpretations of the Proposal, the stockholders of the Company cannot "know precisely the breadth of the proposal on which they are asked to vote." The New York City Employees' Ret. Sys. v. Brunswick Corp, 789 F. Supp. 144, 146 (S.D.N.Y. 1992).

Accordingly, the Proposal is sufficiently and impermissibly vague, indefinite and misleading as to justify exclusion under Rule 14a-8(i)(3).

* * *

Based on the foregoing, I request your concurrence that the proposal may be omitted from DaVita's Annual Meeting proxy materials. If you have questions regarding this request or desire additional information, please contact me at (310) 536-2461. Any communication by the Staff may be sent by facsimile to the undersigned at (866) 912-0682.

Very truly yours,



Kim M. Rivera
Vice President, General Counsel and
Corporate Secretary

Attachments
cc: James McRitchie
John Chevedden

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 22, 2009 3:16 PM
To: Jeffrey Miller
Cc: LeAnne Zumwalt
Subject: Rule 14a-8 Proposal (DVA)

Mr. Miller,
Rule 14a-8 Proposal (DVA)
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kent J. Thiry
Chairman of the Board
DaVita Inc. (DVA)
601 Hawaii St
El Segundo CA 90245
PH: 310 536-2400

Dear Mr. Thiry,

I submit my one attached 2010 Rule 14a-8 proposal. This proposal is in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



October 29, 2009
James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Jeffrey L. Miller <Jeffrey.Miller@DaVita.com>
Corporate Secretary
LeAnne Zumwalt <LeAnne Zumwalt@DaVita.com>
Vice President, Investor Relations

[DVA: Rule 14a-8 Proposal, December 22, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm said our company still has red flags in its executive pay practices that warrant concern. For example, named executive officers were eligible for annual *discretionary* cash bonuses. Our CEO Kent Thiry was given $7.7 million in option grants in 2008. The large size of his option award raised concerns over the link between executive pay and company performance since small increases in our company's share price can result in large financial gains.

These option grants came on top of $7 million of value Mr. Thiry realized on the exercise of stock options in 2008. Our company paid Mr. Thiry $350,000 for private jet trips in 2008 and over $1.1 million since 2006.

Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience. Four of our directors received 11% to 18% in our against-votes (including our Lead Director, Peter Grauer), which may warrant further investigation. Charles Berg and Paul Diaz were inside-related directors – independence concern. Our nomination committee was arguable not a committee because almost all directors were members.

We had no shareholder right to vote on our poison pill with a 15% trigger, executive pay, call a special shareholder meeting, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Notes: James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Subject: FW: Rule 14a-8 Proposal (DVA)
Attachments: Shareholder Proposal for DaVita 2010.pdf

From: Jeffrey Miller
Sent: Thursday, December 24, 2009 12:50 PM
To: olmsted
Subject: RE: Rule 14a-8 Proposal (DVA)

Mr. Chevedden,

Please see the attached letter in response to your proposal submitted on Tuesday, December 22nd.

Best Regards,

Jeff

Jeffrey Miller
Vice President, Deputy General Counsel
DaVita Inc.
601 Hawaii St.
El Segundo, CA 90245
(310) 536-2603

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 22, 2009 3:16 PM
To: Jeffrey Miller
Cc: LeAnne Zumwalt
Subject: Rule 14a-8 Proposal (DVA)

Mr. Miller,
Rule 14a-8 Proposal (DVA)
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: James McRitchie



DaVita
601 Hawaii St.
El Segundo, CA. 90245
Tel: 800-310-4872 | Fax: 310-536-2675
www.davita.com

December 24, 2009

VIA MAIL AND EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal for DaVita 2010 Annual Meeting of Shareholders**

Shareholders of DaVita request the Board to undertake such steps as may be necessary to permit shareholders to act by written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Dear Mr. Chevedden:

This letter will acknowledge receipt on December 22, 2009 of the shareholder proposal dated December 22, 2009 you submitted on behalf of James McRitchie for consideration at the 2010 Annual Meeting of Shareholders of DaVita Inc. ("DaVita").

Mr. McRitchie's letter indicates that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and he requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, Mr. McRitchie must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of DaVita's common stock that would be entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. DaVita's stock records do not indicate that Mr. McRitchie is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. McRitchie. Therefore, we do not believe that Mr. McRitchie's proposal satisfies the requirements of Rule 14a-8.

Mr. McRitchie's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2010 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of Mr. McRitchie's shares (usually a broker or a bank) verifying that, at the time the proposal was submitted, he had continuously held the requisite number of shares for at least one year; or

- If Mr. McRitchie has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that Mr. McRitchie continuously held the requisite number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 601 Hawaii Street, El Segundo, CA 90245 or via fax at: (866) 720-7532.

Sincerely,



Jeffrey L. Miller
Vice President, Deputy General Counsel & Secretary
DaVita Inc.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 31, 2009 11:02 AM
To: Jeffrey Miller; LeAnne Zumwalt
Subject: Rule 14a-8 Broker Letter-(DVA)

Mr. Miller,
Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter. Please advise on January 4, 2010 whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

AMERITRADE

tdameritrade.com

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Pursuant to your request, this letter is to confirm that James McRitchie of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** has continuously held in his account 50 shares of DaVita Inc. (DVA) common stock since May 6, 2008.

Pursuant to your request, this letter is to confirm that James McRitchie of *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** has continuously held in his account 100 shares of Amazon.com (AMZN) common stock since October 22, 2008.



Matt Greenwood
TD Ameritrade

Post-it® Fax Note 7671	Date 12-31-09	# of pages ▶
To Jeffrey Miller	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 866-720-7532	Fax #	